FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	August	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers and RIM Introduce the BlackBerry Bold Smartphone	4

Document 1

August 21, 2008

FOR IMMEDIATE RELEASE

Rogers and RIM Introduce the BlackBerry Bold Smartphone

The first BlackBerry smartphone to support 3G HSDPA networks makes it easier than ever to stay connected and productive while on the go

Toronto, ON and Waterloo, ON - August 21, 2008 - Rogers Wireless (TSX: RCI; NYSE:RCI) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® Bold™ smartphone to customers in Canada. Designed to give business professionals and power users exceptional performance and functionality, the BlackBerry Bold smartphone operates on Rogers’ high-speed 3G network and features a newly designed, precision QWERTY keyboard, built-in GPS, enterprise-grade Wi-Fi® and a rich set of multimedia capabilities including a 2 megapixel camera with video recording and an advanced media player to play music, watch videos and view pictures From its lustrous black exterior, satin chrome finished frame and stylish leatherette backplate, to its stunning high resolution display that must be seen to be believed, the BlackBerry Bold smartphone is a symbol of accomplishment and aspiration.

Crafted from premium materials inside and out, the BlackBerry Bold smartphone performs as great as it looks. It features a next-generation 624 MHz mobile processor that powers the renowned BlackBerry productivity applications, including phone, email, messaging, organizer and browser, and works with thousands of mobile business and lifestyle applications. With this powerful new smartphone, users can even talk on the phone while sending and receiving email, accessing the web or using GPS-based navigation. The BlackBerry Bold also lets customers edit Word, Excel and PowerPoint documents directly on the handset using the preloaded DataViz® Documents to Go® software suite, making it easier than ever to stay connected and productive while on the go.

“Rogers Wireless is proud to be first to offer Canadians the world’s fastest BlackBerry smartphone on Canada’s fastest mobile network. The much awaited BlackBerry Bold smartphone is a ‘must have’ for connoisseurs of premium products and mobile workers who want to remain connected and productive no matter where their jobs may take them,” said John Boynton, Senior Vice President & Chief Marketing Officer.

"The new BlackBerry Bold exudes confidence and elegance as it delivers blazing performance on Rogers' high-speed 3G network," said Mark Guibert, Vice President, Corporate Marketing at RIM. "We're very pleased to be launching the BlackBerry Bold with Rogers, providing Canadian customers with a breakthrough smartphone that will help them make the most out of their work and personal time.”

The BlackBerry Bold smartphone from Rogers Wireless features:

•	An elegant design measuring 114mm x 66mm x 15mm and weighing approximately 136 grams
•	Tri-band HSDPA and quad-band EDGE support for global roaming*
•	Stunning half-VGA (480x320 resolution at 217 ppi) color display with integrated lens for eye-popping definition and clarity
•	Enhanced, HTML browser delivers high performance with desktop-style depiction
•	Enterprise-grade Wi-Fi (802.11 a/b/g)
•	Built-in GPS with support for location based applications and services including geotagging; comes with BlackBerry® Maps preinstalled
•	1 GB on-board storage memory, as well as an externally accessible microSD/SDHC memory card slot** for additional storage
•	A removable/rechargeable 1500 mAhr battery
•	DataViz® Documents To Go® preinstalled, enabling customers to edit Word, Excel and PowerPoint files on the smartphone
•	2 megapixel camera with digital zoom, built-in flash and video recording
•	Advanced media player for viewing pictures, listening to music and watching videos; support for High Speed USB 2.0 enables quick file transfers between a PC and the smartphone
•

BlackBerry® Desktop Manager software, which includes Roxio® Media Manager for BlackBerry®, a powerful media manager application that allows users to easily manage media files on their computer and transfer them to the smartphone; the BlackBerry Bold also comes with the new BlackBerry® Media Sync application for customers that want a simple way to sync their iTunes® digital music collections with the smartphone***

•	Support for downloading music directly from the Rogers MusicStore
•	The Rogers Do More portal enabling access to a variety of mobile applications for business and personal use
•	Instant messaging with BlackBerry® Messenger, Google® Talk, Windows Live Messenger™ and Yahoo!® Messenger
•	Support for the Facebook® for BlackBerry® Smartphones application, which enables fast, streamlined and optimized mobile access to the popular Facebook social utility
•

Premium phone features including voice activated dialing, enhanced noise cancellation to offset background noise, a low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments with advanced security and IT controls

The BlackBerry Bold smartphone from Rogers comes with a variety of inbox accessories including a stereo headset, travel charger, carrying case and USB cable.

PRICING AND AVAILABILITY

The BlackBerry Bold smartphone (model number: 9000) will be available from Rogers beginning today from $399.99 with activation on any combination of 3 year voice plan and 3 year BlackBerry data plan totalling more than $45 per month from Rogers. Some conditions apply.

For more information please visit: www.BlackBerryBold.com or www.rogers.com/bold.

About Rogers Wireless

Rogers Wireless provides wireless voice and data communications services across Canada to more than 7.5 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's most reliable wireless voice and data communications network, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries/areas with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Check with service provider for roaming services.

** MicroSD/SDHC memory cards are available today in configurations of up to 8GB and the BlackBerry Bold is expected to support upcoming 16GB microSD/SDHC cards.

*** Certain music files may not be supported, including files that contain digital rights management technologies.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

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Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 21, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer